EXHIBIT 16.2

Directors letter of Resignation

May 19th, 2004

The Madonna Corporation

Attention: Board of Directors

Gentleman:

Please accept my resignation as an officer and director of The Madonna Corporation effective immediately.

Yours truly,

Inge Kerster

/s/ Inge Kerster